Leslie S. Brush — Vice President-Legal, Chief Governance Officer & Secretary

SunGard Data Systems Inc. — leslie.brush@sungard.com — www.sungard.com — 484-582-5512 tel — 610-687-3725 fax

March 25, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice	of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that each of SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 25, 2015.

Respectfully submitted,

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

By:	/s/ Leslie S. Brush
Leslie S. Brush
Vice President

SunGard — 680 East Swedesford Road — Wayne, PA 19087